Dynex Capital, Inc.
                Dividend Reinvestment and Stock Purchase Plan
                           Effective June 5, 1997

The information set forth below, in combination with the Prospectus dated July 29, 1996 and the Prospectus Supplement dated December 20, 1996, constitutes the Dividend Reinvestment and Stock Purchase Plan of Dynex Capital, Inc.

As of the date of this Prospectus Supplement, the price per share of authorized but unissued shares of Common Stock purchased from the Company with reinvested dividends and optional cash deposits will be 97% of the Market Price when the closing price of the stock on the first day of the pricing period is equal to or greater than $10.00 per share. If the closing price of the Common Stock is less than $10.00 per share, no discount will apply, and the price per share of the Common Stock purchased from the Company will be 100% of the Market Price.